Source Direct Holdings, Inc.

March 11, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 201549

ATTN:       Tia Jenkins

       Blaise Rhodes

                               Brian Bhandari

Re:

Source Direct Holdings, Inc.

File No. 333-69414

Dear Ms. Jenkins and Messrs. Rhodes and Bhandari:

As requested in our phone conversation on March 6, 2008, following is the copy the contracts that were faxed on February 12, 2008.

Please contact me (208-529-4114) with any additional comments. Thank you for your assistance in this matter.

Very truly yours,

SOURCE DIRECT HOLDINGS, INC.

/s/Kevin Arave

Kevin Arave